

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Petros Panagiotidis
Chairman, Chief Executive Officer, Chief Financial Officer
Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus

   Re: Castor Maritime Inc.
     Schedule TO-I Filed April 22, 2024
     Schedule TO-I/A Filed April 22, 2024
     SEC File No. 005-90917

Dear Petros Panagiotidis:

  We have reviewed your filing and have the following comments.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Schedule TO-I/A Filed April 22, 2024</u>

<u>General</u>

1. Please revise to provide the name and address of each executive officer and director of Castor Maritime, each person controlling the corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. See Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. In addition, provide the information called for by Items 5-8 of Schedule TO as to the persons specified in General Instruction C to Schedule TO. We note that, on page 16, you incorporate by reference "Item 7" and "Item 10" of the Company's "2023 Annual Report" but those sections do not appear to reflect the information called for by General Instruction C to Schedule TO. Please revise to provide such information, including, to the extent relevant, in regards to Petros Panagiotidis and/or Thalassa Investment Co. S.A., and any other persons or entities encompassed within General Instruction C.

Miscellaneous, page 20

2.   We note the following disclosure in this section: "[W]e are not making the Offer to, and will not accept any tendered Warrants from, warrantholders in any jurisdiction or circumstances in which such offer or solicitation is unlawful, provided that we will comply with the requirements of Rule 13e-4(f)(8) . . . ." Clarify how you may reject tendered Warrants from certain warrantholders, consistent with the requirements of Rule 13e-4(f)(8), or revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions